Exhibit  3.1

Delaware

The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "TD HOLDINGS, INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF AUGUST, A.D. 2022, AT 10:22 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5082308 8100
SR# 20223235954

Authentication: 204140450
Date: 08-11-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: Through an action by unanimous written consent of the Board of Directors of TD Holdings, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and submitting the same for consideration by the stockholder of said corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED: that the Certificate of Incorporation of this corporation, be amended by changing the Article thereof numbered “FOURTH” so that, as amended, the following shall be inserted as a new paragraph to the end of Article Fourth to effectuate the Reverse Stock Split (as defined below):

“Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment of Certificate of Incorporation of the Corporation, each five (5) shares of the Corporation’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would receive fractional shares will be entitled to round up their fractional share to the nearest whole share. No stockholder will receive cash in lieu of fractional shares. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the adjustment for fractional shares as described above.”

Second: That thereafter, pursuant to the resolution of its Board of Directors, an annual meeting of the stockholders of the said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the said corporation has caused this certificate to be signed this 11th day of August, 2022.

By:	/s/ Renmei Ouyang
Name:	Renmei Ouyang
Title:	Chairwoman and Chief Executive Officer